						Exhibit 12
Entergy Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

	For the Twelve Months Ended
	September 30,	December 31,
	2005	2004	2003	2002	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$438,373	$463,384	$485,964	$526,442	$563,758	$495,909
Other interest	59,180	41,380	53,553	70,560	172,241	85,635
Capitalized interest	-	-	-	-	2,000	81,400
Total Interest Charges	$497,553	$504,764	$539,517	$597,002	$737,999	$662,944
Interest applicable to rentals	39,171	44,498	48,733	49,116	48,318	49,571
Dividends on preferred stock of consolidated subsidiaries	40,770	37,485	39,093	35,932	45,311	52,313

Total fixed charges, as defined	$577,494	$586,747	$627,343	$682,050	$831,628	$764,828

Earnings, as defined:

Income Before Cumulative Effect of Accounting Changes	$988,289	$933,049	$813,393	$623,072	$727,025	$710,915
Add:
Provision for income taxes	379,055	365,908	490,074	293,938	455,693	478,921
Fixed charges as above, less dividends on preferred stock of
consolidated subsidiaries and capitalized interest	536,724	549,262	588,250	646,118	784,317	631,115
Less:
Equity in earnings (loss) of unconsolidated equity affiliates	(24,807)	(78,727)	271,647	183,878	162,882	13,715

Total earnings, as defined	$1,928,875	$1,926,946	$1,620,070	$1,379,250	$1,804,153	$1,807,236

Ratio of earnings to fixed charges, as defined	3.34	3.28	2.58	2.02	2.17	2.36